RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

11 September 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



08005705

BY FAX/COURIER

Dear Sirs

SEC Mail
Mail Processing
Section

OCT 2 9 2008

OFFICE OF INVESTOR
EDUCATION AND ADVOCACY

OCT 1 4 2008

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

Washington, DC
106

We enclose a copy of the announcement of the Company pertaining to the incorporation of a new wholly-owned subsidiary company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

SUPPL.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
NOV 0 6 2008 SB
THOMSON REUTERS

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

website: http://www.genting.com.my   email: rwbinfo@genting.com.my

 **BURSA MALAYSIA**

General Announcement

initiated by RESORTS WORLD - COMMON on 10/09/2008 03.32:52 PM
Ownership transfer to RESORTS WORLD on 10/09/2008 03:32:56 PM
Submitted by RESORTS WORLD on 10/09/2008 05:15:38 PM
Reference No RW-080910-9764A
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336121
E-mail address	elaine.loh@genting.com

CEO Mail
Mail Processing
Section

OCT 1 4 2008

Washington, DC
~ 108

Type * Announcement

Subject *: INCORPORATION OF A NEW WHOLLY-OWNED SUBSIDIARY COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Resorts World Bhd has incorporated Orient Star International Limited (Registration No. 42365) ("Orient Star") in Bermuda on 5 September 2008 as a wholly-owned subsidiary of the Company. The issued capital of Orient Star is USD10,000/-.

None of the Directors and major shareholders of the Company and/or any persons connected with them has any interest, direct or indirect in the incorporation of Orient Star.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

RESORTS WORLD BHD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022533
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

8 October 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

SEC Mail
Mail Processing
Section

OCT 14 2008

Washington, DC
- 106

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement made by the Company pertaining to the Change in Boardroom.

2. Announcement made by the Company pertaining to the Change in Audit Committee.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

**BURSA MALAYSIA**

Change in Audit Committee

Initiated by **RESORTS WORLD - COMMON** on 08/10/2008 10:40:52 AM
Ownership transfer to **RESORTS WORLD** on 08/10/2008 10:41:26 AM
Submitted by **RESORTS WORLD** on 08/10/2008 05:41:14 PM
Reference No RW-081008-EBA81
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336121
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of change *	08/10/2008
Type of change *	Redesignation
Previous Position *	Member of Audit Committee
New Position *	Member of Audit Committee
Directorate *	Independent & Non Executive
Name *	Mr Quah Chek Tin
Age *	57
Nationality *	Malaysian
Qualifications *	1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science. 2. Fellow of the Institute of Chartered Accountants in England and Wales. 3. Member of the Malaysian Institute of Accountants.
Working experience and occupation *	Mr Quah Chek Tin began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was an Executive Director and Chief Operating Officer of the Company as well as an Executive Director of Genting Berhad prior to his retirement on 8 October 2008.
Directorship of public companies (if any) *	1. Genting Berhad 2. Asiatic Development Berhad 3. Paramount Corporation Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	He holds 5,000 ordinary shares in Resorts World Bhd.
Composition of Audit Committee (Name and Directorate of members after change) *	(1) Tan Sri Datuk Clifford Francis Herbert (Chairman) Independent Non-Executive Director (2) Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member) Independent Non-Executive Director (3) Tan Sri Dr Lin See Yan (Member) Independent Non-Executive Director (4) Mr Quah Chek Tin (Member) Independent Non-Executive Director
Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change) *	Yes
Remarks	Mr Quah Chek Tin has been re-designated from Non-Independent Non-Executive Director to Independent Non-Executive Director of Resorts World Bhd with effect from 8 October 2008


BURSA MALAYSIA

Change in Boardroom

Initiated by RESORTS WORLD - COMMON on 08/10/2008 10:40:52 AM
Ownership transfer to RESORTS WORLD on 08/10/2008 10:41:26 AM
Submitted by RESORTS WORLD on 08/10/2008 05:41:13 PM
Reference No RW-081008-EBA8B
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MS LOH BEE HONG
* Designation	COMPANY SECRETARY
* Contact number	03-23336121
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of change *	08/10/2008
Type of change *	Redesignation
Previous Position *	Non-Executive Director
New Position *	Non-Executive Director
Directorate *	Independent & Non Executive
Name *	Mr Quah Chek Tin
Age *	57
Nationality *	Malaysian
Qualifications *	1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science. 2. Fellow of the Institute of Chartered Accountants in England and Wales. 3. Member of the Malaysian Institute of Accountants.
Working experience and occupation *	Mr Quah Chek Tin began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was an Executive Director and Chief Operating Officer of the Company as well as an Executive Director of Genting Berhad prior to his retirement on 8 October 2006.
Directorship of public companies (if any) *	1. Genting Berhad 2. Asiatic Development Berhad 3. Paramount Corporation Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	He holds 5,000 ordinary shares in Resorts World Bhd.
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	Yes
Remarks	Mr Quah Chek Tin has been re-designated from Non-Independent Non-Executive Director to Independent Non-Executive Director of Resorts World Bhd with effect from 8 October 2008.


END